-


     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 1999
                                                     REGISTRATION NO. 333-75757
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                                --------------

                       INTEGRATED HEALTH SERVICES, INC.
            (Exact name of registrant as specified in its charter)



              DELAWARE                             23-2428312
  (State or other jurisdiction of     (I.R.S. Employer Identification No.)
   incorporation or organization)

                                --------------
     10065 Red Run Boulevard, Owings Mills, Maryland 21117, (410) 998-8400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

    Marshall A. Elkins, Esq., Executive Vice President and General Counsel Integrated Health Services, Inc., 10065 Red Run Boulevard, Owings Mills,
                        Maryland 21117, (410) 998-8400
(Name,  address,  including zip code, and telephone number, including area code, of agent for service)

                                --------------

Copies  of  all  communications,  including all communications sent to the agent for service, should be sent to:



     Carl E. Kaplan, Esq.                     Leslie A. Glew, Esq.
Fulbright & Jaworski L.L.P.   Senior Vice President and Associate General Counsel
        666 Fifth Avenue                  Integrated Health Services, Inc.
    New York, New York 10103                  10065 Red Run Boulevard
         (212) 318-3000                     Owings Mills, Maryland 21117
       (212) 752-5958(Fax)                        (410) 998-8400
                                                (410) 998-8500(Fax)

                                --------------

       Approximate Date of Commencement of Proposed Sale to the Public:
  From time to time after the effective date of this Registration Statement.

                                --------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                --------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION DATED MAY 11, 1999



PROSPECTUS




                                489,712 SHARES



                               [GRAPHIC OMITTED]




                       INTEGRATED HEALTH SERVICES, INC.

                                 COMMON STOCK

                                --------------


     Our stockholders listed in this prospectus are offering and selling from time to time an aggregate of 489,712 shares of our Common Stock. These stockholders obtained their shares in connection with our purchase of their businesses, at which time we agreed to register their shares for resale.


     We  will  not  receive  any of the proceeds from sales of the shares by the selling stockholders. The shares may be offered from time to time by the selling stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices.


     Our Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "IHS." On May 10, 1999, the closing price of our Common Stock, as reported by the NYSE, was $4.50 per share.


                                --------------

     SEE "RISK FACTORS," WHICH BEGINS ON PAGE 6 OF THIS PROSPECTUS, FOR CERTAIN INFORMATION THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING OFFERED PURSUANT TO THIS PROSPECTUS.

                                --------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE IHS COMMON STOCK BEING OFFERED PURSUAN TO THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR
      COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                --------------



                   The date of this Prospectus is May  , 1999


THE  INFORMATION  IN  THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS



                                                        PAGE
                                                       -----
About this Prospectus ..............................     2
Where You Can Find More Information ................     2
Note Regarding Forward-Looking Statements ..........     3
The Company ........................................     4
Risk Factors .......................................     6
Recent Developments ................................    14
Use of Proceeds ....................................    16
Selling Stockholders ...............................    16
Plan of Distribution ...............................    19
Legal Matters ......................................    19
Experts ............................................    20


                             ABOUT THIS PROSPECTUS


     This prospectus is a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission (the "SEC") to register 489,712 shares of our Common Stock on behalf of the Selling Stockholders. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our Common Stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.


     You should rely only on the information provided in this prospectus and the registration statement. We have not authorized anyone to provide you with different information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Common Stock.



                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, therefore, file reports, proxy statements and other information with the SEC. You can read and copy all of our filings at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You may also obtain our SEC filings from the SEC's Web site on the Internet that is located at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" much of the information we file with them (File No. 1-12306), which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all their shares of stock:


       (a)  Our Annual Report on Form 10-K for the year ended December 31, 1998;

       (b) Our Current Report on Form 8-K dated October 21, 1997 and filed November 5, 1997, reporting our acquisition of RoTech Medical Corporation, as amended by Form 8-K/A filed November 25, 1997;

       (c)  Our  Current  Report  on  Form 8-K dated December 31, 1997 and filed
   January 14, 1998, reporting our acquisition of 139 owned, leased or managed long-term care facilities, 12 specialty hospitals and certain other businesses from HEALTHSOUTH Corporation, as amended by Form 8-K/A filed March 16, 1998 and Amendment No. 1 to Form 8-K/A filed May 29, 1998;

       (d) The description of our Common Stock contained in Item 1 of our Registration Statement on Form 8-A dated September 1, 1993; and

       (e)  The  description of our Preferred Stock Purchase Rights contained in
   Item 1 of our Registration Statement on Form 8-A dated September 28, 1995.


     The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Integrated Health Services, Inc., 10065 Red Run Boulevard, Owings Mills, Maryland 21117, Attention: Marc B. Levin, Executive Vice President-Investor Relations, Telephone: (410) 998-8400.


                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors," that could cause our actual results to differ materially from those contemplated in such forward-looking statements. We caution you that no forward-looking statement is a guarantee of future performance and you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events which may cause our actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

                                  THE COMPANY

     We are one of the nation's leading providers of post-acute healthcare services. Post-acute care is the provision of a continuum of care to patients following discharge from an acute care hospital. Our post-acute care services and products include:

        (i) inpatient   services,   including  subacute  care,  skilled  nursing
            facility care, contract rehabilitation and hospice services;

       (ii) home respiratory care, infusion and durable medical equipment;

      (iii) lithotripsy services; and

       (iv) diagnostic services.


Our post-acute care network is designed to address the fact that the cost containment measures implemented by private insurers and managed care organizations and limitations on government reimbursement of hospital costs have resulted in the discharge from hospitals of many patients who continue to require medical and rehabilitative care. Our post-acute healthcare system is intended to provide cost-effective continuity of care for our patients and enable payors to contract with one provider to provide all of a patient's needs following discharge from acute care hospitals. Our post-acute care network currently consists of over 1,600 service locations in 47 states and the District of Columbia.


     Our post-acute care network strategy is to provide cost-effective continuity of care for our patients, using geriatric care facilities as platforms to provide a wide variety of subacute medical and rehabilitative services more typically delivered in the acute care hospital setting. To implement our post-acute care network strategy, we have focused on:

       (i) developing market concentration for our post-acute care services in targeted states due to increasing payor consolidation and the increased preference of payors, physicians and patients for dealing with only one service provider;

      (ii) expanding the range of services we offer to patients directly in order to provide patients with a continuum of care throughout their recovery, to better control costs and to meet the growing desire by payors for one-stop shopping; and

     (iii) developing subacute care units.

     We presently operate 370 geriatric care facilities (285 owned or leased and 85 managed) and 17 specialty hospitals. We provide a wide range of basic medical and subacute care services as well as a comprehensive array of respiratory, physical, speech, occupational and physiatric therapy in all of our geriatric care facilities. We have over 10,000 contracts to provide services, primarily physical, occupational, speech and respiratory therapies, to skilled nursing facilities, subacute care centers, assisted living facilities, hospitals and other locations. We also provide mobile diagnostics such as portable x-ray and EKG to patients in geriatric care facilities and other settings, lithotripsy services on an outpatient basis, as well as diversified home respiratory care, home infusion therapy and other pharmacy-related services and products and durable medical equipment products from approximately 800 primarily non-urban locations in 44 states and the District of Columbia.

     In implementing our post-acute care network strategy, we focused in 1996, 1997 and 1998 on expanding the services we provide to take advantage of healthcare payors' increasing focus on having healthcare provided in the lowest-cost setting possible and recent advances in medical technology which have facilitated the delivery of medical services in alternative sites.
Consistent with our strategy, in October 1997 we acquired RoTech Medical Corporation ("RoTech"), a provider of home healthcare products and services, with an emphasis on home respiratory, home medical equipment and infusion therapy, principally to patients in non-urban areas (the "RoTech Acquisition"). In October 1997, we also acquired (the "Coram Lithotripsy Acquisition") the lithotripsy division (the

"Coram Lithotripsy Division") of Coram Healthcare Corporation ("Coram"), which provided lithotripsy services and equipment maintenance in 180 locations in 18 states, in order to expand the mobile diagnostic treatment and services we offer to patients, payors and other providers. Lithotripsy is a non-invasive technique that utilizes shock waves to disintegrate kidney stones. Following these acquisitions, we continued to acquire smaller companies providing home respiratory care and mobile diagnostic services. We are currently exploring the sale of our home respiratory, infusion and durable medical equipment business.

     We have also continued to expand our post-acute care network by increasing the number of facilities we operate or manage. In September 1997, we acquired Community Care of America, Inc. ("CCA"), which developed and operated skilled nursing facilities in medically underserved rural communities (the "CCA Acquisition"). CCA broadened our post-acute care network to include more rural markets, which we believed would complement RoTech's business, which has also focused on non-urban locations. In addition, in December 1997, we acquired from HEALTHSOUTH Corporation ("HEALTHSOUTH") 139 owned, leased or managed long-term care facilities (13 of which were subsequently sold) and 12 specialty hospitals, as well as a contract therapy business having over 1,000 contracts and an institutional pharmacy business serving approximately 38,000 beds (the "Facility Acquisition").

     In 1996 and 1997 we also focused on providing home health nursing in order to meet patients' desires to be treated at home. Consistent with this strategy, in October 1996 we acquired First American Health Care of Georgia, Inc. ("First American"), a provider of home health services, principally home nursing, in 21 states, primarily Alabama, California, Florida, Georgia, Michigan, Pennsylvania and Tennessee. Following the acquisition we continued to acquire smaller companies providing home health nursing services. Prior to implementation of an interim payment system for home health nursing, we intended to use the home healthcare setting and the delivery franchise of the home healthcare branch and agency network to: (i) deliver sophisticated care, such as skilled nursing care, home respiratory therapy and rehabilitation, outside the hospital or nursing home; (ii) serve as an entry point for patients into our post-acute care network; and (iii) provide a cost-effective site for case management and patient direction.

     However, the delay in the implementation of a prospective payment system ("PPS") for Medicare home health nursing until after October 1, 2000 at the earliest and a reduction in current cost reimbursement for Medicare home health nursing pending implementation of a prospective payment system mandated in the Balanced Budget Act of 1997 ("BBA"), enacted in August 1997, adversely impacted our financial performance. Accordingly, in the third quarter of 1998 we determined to exit the home health nursing business, and sold substantially all of this business in the first quarter of 1999.

     In 1999, we intend to focus primarily on ensuring that our core business is operating efficiently and profitably under PPS. We also intend to take advantage of attractive acquisition opportunities which we believe will occur as smaller companies have difficulty in operating successfully under PPS.

     We were incorporated in March 1986 as a Pennsylvania corporation, but we reorganized as a Delaware corporation in November 1986. Our principal executive offices are located at 10065 Red Run Boulevard, Owings Mills, Maryland 21117 and our telephone number is (410) 998-8400. Unless the context indicates otherwise, the terms "we," "us," "our," "IHS" and the "Company" include Integrated Health Services, Inc. and our subsidiaries.

                                 RISK FACTORS


     In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the shares of Common Stock offered hereby. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus (including the documents incorporated by reference herein).


OUR SUBSTANTIAL INDEBTEDNESS COULD LIMIT OUR GROWTH AND OUR ABILITY TO RESPOND TO CHANGING CONDITIONS


     We have a large amount of indebtedness when compared to the equity of our stockholders. At March 31, 1999, our total long-term debt, including current portion, accounted for 72.4% of our total capitalization. We also have significant lease obligations with respect to the facilities operated pursuant to long-term leases, which aggregated approximately $853.5 million at March 31, 1999. For the year ended December 31, 1998 and the three months ended March 31, 1999 our rent expense was $126.2 million and $29.6 million, respectively. In addition, pursuant to the agreement relating to the acquisition of First American, we are obligated to pay an additional $155.0 million in respect of the acquisition of First American during 2000 to 2004. Our March 31, 1999 balance sheet includes as a liability the $124.4 million present value of this $155.0 million payment. We have discontinued our home health nursing business and sold substantially all of it.


     Our strategy of growing through acquisitions may require additional borrowings in order to finance working capital, capital expenditures and the purchase price of any acquisitions. The degree to which we are leveraged, as well as our rent expense, could have important consequences to securityholders, including:

       (i) our  ability  to   obtain  additional  financing  in  the  future for
           working   capital,  capital  expenditures,  acquisitions  or  general corporate purposes may be impaired;

      (ii) a substantial portion of our cash flow from operations may be dedicated to the payment of principal and interest on our indebtedness and rent expense, thereby reducing the funds available to us for our operations;

     (iii) certain   of  our   borrowings  bear,  and  will  continue  to  bear,
           variable rates of interest, which exposes us to increases in interest rates; and

      (iv) certain of our indebtedness contains financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets and imposing minimum net worth requirements.

In addition, our substantial debt may also adversely affect our ability to respond to changing business and economic conditions or continue our growth strategy.

     Our ability to satisfy our liabilities depends upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that our operating results will be sufficient to pay our debt. If we are unable to meet interest, principal or lease payments, or satisfy financial covenants, we could be required to seek renegotiation of such payments and/or covenants or obtain additional equity or debt financing. If we raise additional funds by issuing equity securities, our stockholders, including you, may experience dilution. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock. To the extent we finance activities with additional debt, we may become subject to certain additional financial and other covenants that may restrict our ability to pursue our growth strategy and to pay dividends on the Common Stock. We cannot assure you that any such efforts would be successful or timely or that the terms of any such financing or refinancing would be acceptable to us. See "-- We May Need Additional Funds to Implement Our Growth Strategy."

     In March 1999, Standard & Poors ("S&P") lowered our corporate credit and bank loan ratings from B+ to B- and our subordinated debt rating from B- to CCC. S&P stated that it took this action in light of our high debt leverage and the impact of PPS. Our debt remains on CreditWatch with negative implications.


WE HAVE LIMITED EXPERIENCE WITH THE NEW MEDICARE PROSPECTIVE PAYMENT SYSTEM FOR SKILLED NURSING FACILITIES

     The BBA, enacted in August 1997, made numerous changes to the Medicare and Medicaid programs that are significantly affecting our operations. The BBA provides for the phase-in of PPS for skilled nursing facilities over a four year period effective January 1, 1999 for our owned and leased facilities other than the facilities we acquired in the Facility Acquisition, which facilities will become subject to PPS on June 1, 1999. Under PPS, Medicare will pay skilled nursing facilities a fixed fee per patient day based on the acuity level of the patient to cover all post-hospital extended care routine service costs, as well as substantially all items and services, such as rehabilitation therapy, furnished during a covered stay for which reimbursement was formerly made separately under Medicare. During the first three years of the phase-in, reimbursement will be based on a blend of the facility's historical costs and federal costs. Thereafter, the per diem rates will be based 100% on federal costs. It is unclear what the impact of PPS will be on us, and we cannot assure you that the implementation of PPS will not have a material adverse effect on our results of operations and financial condition. To date, the implementation of PPS has resulted in reduced demand for, and reduced operating margins from, the rehabilitation services we provide to third parties because such providers are admitting fewer Medicare patients and are reducing utilization of rehabilitation services.

     The profitability of our inpatient services segment will be significantly affected by the amount of the federally established per diem rate and our cost of providing care. There can be no assurance that the per diem rate will cover our cost of providing care, particularly with respect to higher acuity patients. Although our cost of care for subacute patients generally exceeded regional reimbursement limits established under Medicare prior to the implementation of PPS, we were historically able to recover a significant portion of these excess costs. However, under PPS we will receive reimbursement at a pre-established daily rate, regardless of our cost of care. We cannot assure you that this daily rate, which over time will be based less on our historical cost of care and more on a blended rate based on all facilities' costs of care, will be sufficient to cover our actual cost of care and to provide us with a reasonable profit. As a result, there can be no assurance that our financial condition and results of operations will not be materially and adversely affected.

     The BBA also reduced significantly Medicare payment amounts for oxygen and oxygen equipment, and froze fees for durable medical equipment and certain infusion levels. There can be no assurance that these fees will cover our cost of providing such services. As a result, there can be no assurance that our financial condition and results of operations will not be materially and adversely affected.

SUCCESS OF OUR GROWTH STRATEGY MAY BE LIMITED BY OUR ABILITY TO ACQUIRE OTHER BUSINESSES AND TO GROW THROUGH INTERNAL DEVELOPMENT

     Our growth strategy involves growth through acquisitions and internal development and, as a result, we are subject to various risks associated with this growth strategy. Our planned expansion and growth require that we expand our home respiratory, infusion and durable medical equipment services through the acquisition of additional providers and that we acquire, or establish relationships with, third parties which provide post-acute care services which we do not currently provide and that we acquire, lease or acquire the right to manage for others additional facilities. Such expansion and growth will depend on our ability to create demand for our post-acute care programs, the availability of suitable acquisition, lease or management candidates and our ability to finance such acquisitions and growth. The successful implementation of our post-acute healthcare system will depend on our ability to expand the amount of post-acute care services we offer directly to our patients rather than through third-party providers. However, we may not be able to locate suitable acquisition candidates,
complete   acquisitions   or  successfully  integrate  acquired  facilities  and
companies into our operations. Even if we successfully accomplish the foregoing, it will not guaranty that our post-acute healthcare system, including  the  capitation  of  rates,  can  be  successfully  implemented.  The post-acute care market is highly competitive, and we face substantial competition from hospitals, subacute care providers, rehabilitation providers and home healthcare providers, including competition for acquisitions. We anticipate that competition for acquisition opportunities will intensify due to the ongoing consolidation in the healthcare industry. See "-- The Industry in Which We Compete is Highly Competitive."

     The successful integration of acquired businesses is important to our future financial performance. We may not achieve the anticipated benefits from any acquisition unless the operations of the acquired business are successfully combined with ours in a timely manner. The integration of our acquisitions will require substantial attention from our management. The diversion of the attention of our management, and any difficulties encountered in the transition process, could have a material adverse effect on our operations and financial results. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts. In addition, the process of integrating the various businesses could also cause the interruption of, or a loss of momentum in, the activities of some or all of these businesses, which could have a material adverse effect on our operations and financial results. There can be no assurance that we will realize any of the anticipated benefits from our acquisitions. The acquisition of service companies that are not profitable, or the acquisition of new facilities that result in significant integration costs and inefficiencies, could also adversely affect our profitability.

     Our current and anticipated future growth has placed, and will continue to place, significant demands on our management, operational and financial resources. Our ability to manage our growth effectively will require us to continue to improve our operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. We may not be able to manage our expanded operations effectively. See "-- We May Need Additional Funds to Implement Our Growth Strategy."

     We may not be successful in implementing our strategy or in responding to ongoing changes in the healthcare industry which may require adjustments to our strategy. If we are unable to implement our strategy successfully or do not respond timely and adequately to ongoing changes in the healthcare industry, our business, financial condition and results of operations will be materially adversely affected.

WE MAY NEED ADDITIONAL FUNDS TO IMPLEMENT OUR GROWTH STRATEGY

     Our growth strategy requires substantial capital for the acquisition of additional service providers and geriatric care facilities. The effective integration, operation and expansion of our existing businesses will also require substantial capital. We expect to finance new acquisitions from a combination of funds from operations, borrowings under our bank credit facility and the issuance of debt and equity securities. We may raise additional capital through the issuance of long-term or short-term debt or the issuance of additional equity securities in private or public transactions, at such times as we deem appropriate and the market allows. Any of such financings could result in dilution of existing equity positions, increased interest and amortization expense or decreased income to fund future expansion. We may not be able to obtain financing for future acquisitions or for the integration and expansion of existing businesses and operations on terms which we find acceptable or at all. Our bank credit facility limits our ability to make acquisitions, and certain of the indentures under which our outstanding senior subordinated debt securities were issued limit our ability to incur additional indebtedness unless certain financial tests are met. See "-- Our Substantial Indebtedness Could Limit Our Growth and Our Ability to Respond to Changing Conditions."

WE RELY ON THIRD PARTY PAYORS TO PAY FOR OUR SERVICES


     We receive payment for services rendered to patients from private insurers and patients themselves, from the Federal government under Medicare, and from the  states  in  which  we  operate  under  Medicaid. The healthcare industry is experiencing a trend toward cost containment, as government and other third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. These cost containment measures, combined with the increasing influence of managed care payors and competition for patients, has resulted in reduced rates of reimbursement for services provided by us, which has adversely affected, and may continue to adversely affect, our margins, particularly in our inpatient facilities. Aspects of certain healthcare reform proposals, such as cutbacks in the Medicare and Medicaid programs, reductions in Medicare reimbursement rates and/or limitations on reimbursement rate increases, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect us. The BBA makes numerous changes to the Medicare and Medicaid programs which will significantly impact our business and financial results. We cannot assure you that we will be reimbursed by Medicare and private insurers in amounts that are adequate to cover our costs of providing services and to provide us with a reasonable profit. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our results of operations and financial condition. During the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999, we derived approximately 62%, 59%, 57%, 58% and 57%, respectively, of our revenues from Medicare and Medicaid. See "-- Additional Healthcare Reform Measures Could Adversely Affect Our Business."


     The sources and amounts of our patient revenues derived from our operation of our geriatric care facilities are determined by a number of factors, including licensed bed capacity of our facilities, occupancy rate, the mix of patients and the rates of reimbursement among payor categories (private,
Medicare and Medicaid). Changes in the mix of our patients among the private pay, Medicare and Medicaid categories can significantly affect our profitability. We also contract with private payors, including health maintenance organizations and other managed care organizations, to provide certain healthcare services to patients for a set per diem payment for each patient. The rates we receive from those payors may not be adequate to cover our cost of providing services to covered beneficiaries.

     Managed care organizations and other third party payors have continued to consolidate to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are provided by a small number of managed care organizations and third party payors. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent such organizations terminate us as a preferred provider and/or engage our competitors as a preferred or exclusive provider, our business could be materially adversely affected. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial costs through prepaid capitation.

ADDITIONAL HEALTHCARE REFORM MEASURES COULD ADVERSELY AFFECT OUR BUSINESS

     In addition to extensive existing government healthcare regulation, in recent years a number of laws have been enacted which have effected major changes in the healthcare system, both nationally and at the state level. The BBA makes numerous changes to the Medicare and Medicaid programs which will significantly impact us. The BBA provides, among other things, for a prospective payment system for skilled nursing facilities to be implemented for cost reporting periods beginning on or after July 1, 1998, a prospective payment system for home nursing to be implemented for cost reporting periods beginning on or after October 1, 1999 (subsequently delayed to October 1,
2000), a reduction in current cost reimbursement for home nursing care pending implementation of a prospective payment system, reductions (effective January 1, 1998) in Medicare reimbursement for oxygen and oxygen equipment for home respiratory therapy and a shift of the bulk of home health coverage from Part A to Part B of Medicare. The BBA also instituted consolidated billing for skilled nursing facility services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A skilled nursing facility care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1997. Our inability to provide inpatient services and/or home respiratory, infusion and durable medical equipment services at a cost below the established Medicare fee schedule could have a material adverse effect on our home healthcare operations, post-acute care network and business generally. We expect that there will continue to be numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including proposals that will further limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals will have on our business. See "-- We Rely on Third Party Payors to Pay for Our Services." There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have an adverse effect on our business or that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in healthcare and related industries, including ours, and may similarly affect the price of our Common Stock in the future. See "-- Government Regulation Could Adversely Affect Our Business."


     Under the new prospective payment system for Medicare reimbursement to skilled nursing facilities, facilities will receive a pre-established daily rate for each individual Medicare beneficiary being cared for, based on the acuity level of the patient. The pre-established daily rate will cover all routine, ancillary and capital costs. It is anticipated that this prospective payment system will be phased in over four years on a blended rate of the facility-specific costs and the new federal per diem. The blended rate for the first year of transition will take 75% of the facility-specific per diem rate and 25% of the federal per diem rate. In each subsequent transition year, the facility-specific per diem rate component will decrease by 25% and the federal per diem rate component will increase by 25%, ultimately resulting in a rate based 100% upon the federal per diem. The facility-specific per diem rate is based upon the facility's 1995 cost report for routine, ancillary and capital services, updated using a skilled nursing market basket index. The federal per diem is calculated by the weighted average of each facility's standardized costs, based upon the historical national average per diem for freestanding facilities. Prospective payment began January 1, 1999 for our owned and leased skilled nursing facilities other than the facilities we acquired from HEALTHSOUTH, which facilities will become subject to prospective payment on June 1, 1999. Prospective payment for skilled nursing facilities which we manage becomes effective for each facility at the beginning of its first cost reporting period beginning on or after July 1, 1998. The new prospective payment system will also cover ancillary services provided to patients at skilled nursing facilities.

     With respect to Medicaid, the BBA repeals the so-called Boren Amendment, which required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. As a result, states now have considerable flexibility in establishing payment rates, and we believe many states will move towards a prospective payment type system similar to PPS.

     While we have prepared certain estimates of the impact of PPS, it is not possible to fully quantify the effect of the recent legislation, the interpretation or administration of such legislation or any other governmental initiatives on our business. Accordingly, there can be no assurance that the impact of PPS will not be greater than estimated or that these legislative changes or any future healthcare legislation will not adversely affect our business.

     We anticipate that federal and state governments will continue to review and assess alternative healthcare delivery systems and payment methodologies. There can be no assurance that future healthcare legislation or other changes in the administration or interpretation of government healthcare programs will not have an adverse effect on our operations.

GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS

     The healthcare industry generally, including us, is subject to extensive federal, state and local regulation governing licensure and conduct of operations at existing facilities, construction of new facilities, acquisition of existing facilities, additions of new services, certain capital expenditures, the quality of services provided and the manner in which such services are provided and reimbursement for services rendered. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure, eligibility for participation, permissible activities, operating costs and the levels of reimbursement from governmental and other sources. There can be no assurance that regulatory authorities will not adopt changes or new interpretations of existing regulations that could adversely affect our business. The failure to maintain or renew any required regulatory approvals or licenses could prevent us from offering existing services or from obtaining reimbursement. In certain circumstances, our failure to comply at one facility may affect our ability to obtain or maintain licenses or approvals under Medicare and Medicaid programs at other facilities. In addition, our operations are subject to review by federal and state regulatory agencies to assure continued compliance with various standards, their continued licensing under state law and their certification under the Medicare and Medicaid programs.

     In the ordinary course of our business, our facilities receive notices of deficiencies for failure to comply with various regulatory requirements. Generally, the facility and the reviewing agency will agree upon the measures to be taken to bring the facility into compliance with regulatory requirements. In some cases or upon repeat violations, the reviewing agency may take adverse actions against a facility, including the imposition of fines, temporary suspension of admission of new patients to the facility, suspension or decertification from participation in the Medicare or Medicaid programs, and, in extreme circumstances, revocation of a facility's license. These adverse actions may adversely affect the ability of the facility to operate or to provide certain services and its eligibility to participate in the Medicare or Medicaid programs. In addition, such adverse actions may adversely affect other facilities we operate. There can be no assurance that we will be able to maintain compliance with all regulatory requirements or that it will not be required to expend significant amounts to do so.

     We are also subject to federal and state laws which govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products  and  services.  These  laws  include  the federal "Stark Bills," which prohibit, with limited exceptions, financial relationships between ancillary service providers and referring physicians, and the federal "anti-kickback law," which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of Inspector General of the Department of Health and Human Services (the "OIG"), the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. The BBA contains new civil monetary penalties for violations of these laws and imposes an affirmative duty on providers to insure that they do not employ or contract with persons excluded from the Medicare program. The BBA also provides a minimum 10 year period for exclusion from participation in Federal healthcare programs of persons convicted of a prior healthcare violation. In addition, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We seek to structure our business arrangements in compliance with these laws and, from time to time, we have sought guidance as to the interpretation of such laws; however, there can be no assurance that such laws ultimately will be interpreted in a manner consistent with our practices.

     In 1995, a major anti-fraud demonstration project, "Operation Restore Trust," was announced by the OIG. A primary purpose for the project was to scrutinize the activities of healthcare providers which are reimbursed under the Medicare and Medicaid programs. Investigative efforts focused on skilled nursing facilities, home health and hospice agencies and durable medical equipment suppliers, as well as several other types of healthcare services. Operation Restore Trust originally focused on California, Florida, Illinois, New York and Texas, but has now been expanded to all states. This effort is focused on problems with claims for services not rendered or not provided as claimed and claims falsified to circumvent coverage limitations on medical supplies. We expect these types of efforts to continue.

     False claims are prohibited pursuant to criminal and civil statutes. Criminal provisions prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments; offenses for violation are felonies punishable by up to five years' imprisonment and/or $25,000 fines. Civil provisions prohibit the knowing filing of a false claim or the knowing use of false statements to obtain payment; penalties for violations are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed. Suits alleging false claims can be brought by individuals, including employees and competitors, who share in any amounts paid by the entity to the government in fines or settlement. In addition to qui tam actions brought by private parties, we believe that governmental enforcement activities have increased at both the federal and state levels. If it were found that any of our practices failed to comply with any of the anti-fraud provisions discussed in the paragraphs above, our business could be materially adversely affected.

     Many states have adopted certificate of need or similar laws which generally require that the appropriate state agency approve certain acquisitions or capital expenditures in excess of defined levels and determine that a need exists for certain new bed additions, new services and the acquisition of such medical equipment or capital expenditures or other changes prior to beds and/or services being added. Many states have placed a moratorium on granting additional certificates of need or otherwise stated their intent not to grant approval for new beds. To the extent certificates of need or other similar approvals are required before we can expand our operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or
inability   to   obtain  the  necessary  approvals,  changes  in  the  standards applicable to such approvals and possible delays in, and the expenses associated with, obtaining such approvals.

     We are unable to predict the future course of federal, state or local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on our business, results of operations and financial condition. See "-- Additional Healthcare Reform Measures Could Adversely Affect Our Business."

THE INDUSTRY IN WHICH WE COMPETE IS HIGHLY COMPETITIVE

     The healthcare industry is highly competitive and is subject to continuing changes in the provision of services and the selection and compensation of providers. We compete on a local and regional basis with other providers on the basis of the breadth and quality of our services, the quality of our facilities and, to a more limited extent, price. We also compete with other providers in the acquisition and development of additional facilities and service providers. Our current and potential competitors include national, regional and local operators of geriatric care facilities, acute care hospitals and rehabilitation hospitals, extended care centers, retirement centers and other home respiratory care, infusion and durable medical equipment companies and similar institutions, many of which have significantly greater financial and other resources than we do. In addition, we compete with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to us. New service introductions and enhancements, acquisitions, continued industry consolidation and the development of strategic relationships by our competitors could cause a significant decline in sales or loss of market acceptance of our services or intense price competition or make our services noncompetitive. Further, technological advances in drug delivery systems and the development of new medical treatments that cure certain complex diseases or reduce the need for healthcare services could adversely impact our business. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on our business, financial condition and results of operations. We also compete with various healthcare providers with respect to attracting and retaining qualified management and other personnel. Any significant failure by us to attract and retain qualified employees could have a material adverse effect on our business, results of operations and financial condition.

CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CORPORATE GOVERNANCE DOCUMENTS MAY AFFECT A THIRD PARTY'S ABILITY TO ACQUIRE IHS

     Our Certificate of Incorporation and By-laws, as well as the Delaware General Corporation Law (the "DGCL"), contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of IHS. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Common Stock. Certain of these provisions allow us to issue, without stockholder approval, preferred stock having voting rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, our Stockholders' Rights Plan, which provides for discount purchase rights to certain of our stockholders upon certain acquisitions of 20% or more of the outstanding shares of Common Stock, may also inhibit a change in control of IHS. As a Delaware corporation, we are subject to Section 203 of the DGCL, which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined) for three years following the date such person became an interested stockholder unless certain conditions are satisfied.

OUR STOCK PRICE HAS BEEN VOLATILE

     There has been significant volatility in the market price of our Common Stock, and it is likely that the price of our Common Stock will fluctuate in the future. Factors such as the following could have a significant effect on our stock price:

       o fluctuations in our operating results;

       o changes in government regulations;

       o developments affecting our competitors;

       o changes in analysts' recommendations regarding us and our competitors; and

       o changes in general conditions in the economy, the financial markets or the healthcare industry.


In addition, in recent years the stock market and, in particular, the healthcare industry segment, has experienced significant price and volume fluctuations. This volatility has affected the market price of securities issued by many companies for reasons unrelated to their operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon our business, operating results and financial condition.

                              RECENT DEVELOPMENTS

     Set forth below is certain unaudited summary information with respect to our operations for the three months ended March 31, 1998 and 1999 and balance sheet data as of March 31, 1999.


STATEMENT OF OPERATIONS:





                                                                       THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                    -------------------------
                                                                        1998          1999
                                                                    -----------   -----------
                                                                    (IN THOUSANDS, EXCEPT PER
                                                                           SHARE DATA)
Total revenues ..................................................    $761,957      $620,382
                                                                     --------      --------
Costs and expenses:
 Operating, general and administrative (including rent) .........     599,011       507,902
 Depreciation and amortization ..................................      35,601        46,374
 Interest, net ..................................................      60,658        70,492
                                                                     --------      --------
   Total costs and expenses .....................................     695,270       624,768
                                                                     --------      --------
   Earnings (loss) from continuing operations before income
    taxes .......................................................      66,687        (4,386)
Federal and state income taxes ..................................      27,342         2,202
                                                                     --------      --------
   Earnings (loss) from continuing operations ...................      39,345        (6,588)
Loss from discontinued operations ...............................      (1,764)           --
                                                                     --------      --------
   Net earnings (loss) ..........................................    $ 37,581      $ (6,588)
                                                                     ========      ========
Per Common Share -- Basic:
   Earnings (loss) from continuing operations ...................    $   0.91      $  (0.13)
   Net earnings (loss) ..........................................    $   0.87      $  (0.13)
                                                                     ========      ========
Per Common Share -- Diluted:
   Earnings (loss) from continuing operations ...................    $   0.77      $  (0.13)
   Net earnings (loss) ..........................................    $   0.73      $  (0.13)
                                                                     ========      ========
Weighted average shares -- Basic ................................      43,229        52,105
Weighted average shares -- Diluted ..............................      54,461        52,105
                                                                     ========      ========



                                                         MARCH 31,
                                                            1999
                                                      ---------------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and temporary investments ....................      $   94,339
Total assets ......................................       5,340,951
Long-term debt, including current portion .........       3,420,103
Stockholders' equity ..............................       1,302,349
Working capital ...................................         410,235

     Our net revenues for the first quarter totaled $620.4 million, representing a 19% decrease from the first quarter of 1998. Pre-tax losses were $4.4 million compared to pre-tax earnings of $66.7 million in the first quarter of 1998. Net losses were $6.6 million in the first quarter of 1999 and loss per share was $.13 compared to 1998 first quarter results of $37.6 million in net earnings and earnings per share (diluted) of $.73. The table below sets forth our revenues from our four business segments.






                                                 THREE MONTHS ENDED MARCH
                                                            31,
                                                 -------------------------
                                                     1998          1999
                                                 -----------   -----------
                                                      (IN THOUSANDS)
       Inpatient services ....................    $567,664      $418,994
       Home respiratory/infusion/DME .........     149,635       159,120
       Diagnostic services ...................      33,174        28,109
       Lithotripsy services ..................      11,484        14,159
                                                  --------      --------
        Total revenue ........................    $761,957      $620,382
                                                  ========      ========




     Our effective tax rate in 1998 under generally accepted accounting principles was approximately 41%, which included certain amortization costs that were not deductible for income tax purposes. Our anticipated effective tax rate in 1999 exceeds 100%. Using an income tax rate of 41%, loss per share in the first quarter of 1999 would be $.05. Since pre-tax earnings (loss) in 1999 are expected to be substantially less in 1999 compared to 1998 pre-tax earnings, the non-deductibility of these amortization costs will have a much greater impact on the effective tax rate under generally accepted accounting principles. If pre-tax earnings grow, the non-deductibility of certain amortization costs should have a diminishing impact on the effective tax rate.

     The decline in revenue and earnings are primarily the result of the implementation of the Medicare prospective payment system ("PPS"). In response to PPS, we have experienced a reduction in rates for inpatient services provided, as well as in demand for therapy services in our contract rehabilitation division. Customers of our contract rehabilitation division are admitting fewer Medicare patients and are reducing utilization of rehabilitative services to a far greater degree than we expected. We have, however, recently implemented additional cost reductions.

     We have positive cash flow from operations, have complied with our debt covenants and have recently amended our bank covenants to reflect the impact of PPS.

                                USE OF PROCEEDS


   We will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


                             SELLING STOCKHOLDERS

     The following table sets forth certain information as of November 25, 1998 (except as otherwise indicated) and as adjusted to reflect the sale of the Common Stock in the offering, as to the security ownership of the Selling Stockholders. Except as set forth below, none of the Selling Stockholders has held any position or office or had any other material relationship with the Company or any of its predecessors or affiliates within the past three years.



                                                           SHARES OF                  SHARES OF
                                                         COMMON STOCK                COMMON STOCK
                                                         BENEFICIALLY                BENEFICIALLY
                                                          OWNED PRIOR     SHARES     OWNED AFTER
                                                          TO OFFERING   BEING SOLD     OFFERING
                                                        -------------- ------------ -------------
ACCUCARE MEDICAL CORPORATION(1)
 Walter/Hendry Revocable Trust of 1998 ................    115,460       115,460             0
 Steven Richards & Associates, Inc.(2) ................     24,174        22,148         2,026
 Paul A. Bernou .......................................      4,811         4,811             0
AMERICAN OXYGEN SERVICES OF TENNESSEE, INC.(3)
 Timothy O. Bates .....................................     10,176        10,176             0
 Michael Campbell .....................................     30,531        30,531             0
 Amerimed Healthcare, Inc. ............................     20,354        20,354             0
THOMAS D. SCOTT(4) ....................................     24,089        14,089        10,000
INDIANA RESPIRATORY CARE, INC.(5)
 Indiana Respiratory Care, Inc. .......................     75,198        75,198             0
 Strausser, Inc.(6) ...................................      2,696         2,696             0
FIRST COMMUNITY CARE, INC.(7)
 Aaron Bowser .........................................        232            80           152
 Gary Colella .........................................      2,779           958         1,821
 Dacian Connell .......................................      1,696           585         1,111
 James Connell ........................................     12,107         4,175         7,932
 Maurice Jack Connell .................................      9,204         3,174         6,030
 Peter Cummiskey ......................................      7,830         2,700         5,130
 Francis Fermoile .....................................      3,114         1,074         2,040
 Elizabeth Fox, Under Uniform Gifts To Minors .........      1,696           585         1,111
 Emily Fox, Under Uniform Gifts To Minors .............      1,696           585         1,111
 Patricia Connell Fox .................................     12,305         4,243         8,062
 Gregory Guay .........................................      4,832         1,666         3,166
 Richard Keilman ......................................        175            60           115
 John Koss ............................................        175            60           115
 Joan M. Myers ........................................        175            60           115
 George Navik .........................................        175            60           115
 Peter Parisi .........................................        175            60           115
 Maureen DaCosta Redmond ..............................     12,107         4,175         7,932
 Zebadiah Redmond .....................................      1,696           585         1,111
 Joann Shaw Smith and James M. Shaw, Joint Tenants with
   Rights of Survivorship .............................      1,105           381           724
 Constance Verity .....................................        350           121           229
 David Verity .........................................      7,830         2,700         5,130
 Betty Watts ..........................................        232            80           152
 Richard J. Wilwohl ...................................      3,178         1,096         2,082
 John Young ...........................................      5,763         1,988         3,775

                                                                   SHARES OF                  SHARES OF
                                                                 COMMON STOCK                COMMON STOCK
                                                                 BENEFICIALLY                BENEFICIALLY
                                                                  OWNED PRIOR     SHARES     OWNED AFTER
                                                                  TO OFFERING   BEING SOLD     OFFERING
                                                                -------------- ------------ -------------
MEDICAL CONVALESCENT AIDS OF PINELLAS, INC. D/B/A MEDAIDS(8)
 Arthur Tepper and Elizabeth Tepper, as Trustees, FBO Arthur
   Tepper UTD 7/14/78 .........................................     89,234        47,245        41,989
 Joseph D. Valenti, as Trustee, FBO Joseph D. Valenti
   Revocable Trust UTD 6/10/98 ................................     78,604        45,221        33,383
 Samuel J. Jarczynski & Helen Leann Jarczynski JTWROS .........     28,429        17,252        11,177
 Thomas A. Valenti, as Trustee, FBO Thomas A. Valenti Trust
   UTD 5/22/96 ................................................      6,807         4,406         2,401
 Steven G. Tepper .............................................      1,456           885           571
PRIME MEDICAL SERVICES, INC.(9)
 Lee T. McCarger ..............................................     65,481        35,992        29,489
 Helen Leann Jarczynski .......................................     10,914         5,999         4,915
 Elizabeth Tepper .............................................      6,112         3,599         2,513
 Bernice Brierley .............................................      4,365         2,399         1,966

----------


(1) Except for Steven Richards & Associates, Inc. (see note 2 below), these stockholders received their shares from us in connection with our acquisition of substantially all of the assets of Accucare Medical Corporation ("Accucare") pursuant to an Agreement for Sale and Purchase of Assets and Restrictive Covenants, dated as of September 25, 1998.

(2) This stockholder received its shares as a finder's fee in connection with the sale of assets of Accucare.

(3) These stockholders received their shares from us in connection with our acquisition of substantially all of the assets of American Oxygen Services of Tennessee, Inc. ("American Oxygen") pursuant to an Agreement for Sale and Purchase of Assets, dated as of August 14, 1998. Of these shares, an aggregate of 6,165 shares are being held in escrow by our escrow agent, Crestar Bank, to secure indemnification obligations.

(4) This stockholder received his 14,089 shares from us as an engagement fee in connection with our appointment as a manager of two skilled nursing facilities pursuant to a Management Agreement, dated as of September 1, 1998.

(5) Except for Strausser, Inc. (see note 6 below), these stockholders received their shares in connection with our acquisition of substantially all of the assets of Indiana Respiratory Care, Inc. ("Indiana Respiratory") pursuant to an Agreement for Sale and Purchase of Assets and Restrictive Covenants, dated as of November 18, 1998. Of these shares, 16,849 shares are being held in escrow by our escrow agent, CoreStates, Bank, N.A., to secure indemnification obligations and purchase price adjustments. Purchase price adjustments will be based upon a review of the operating profit of Indiana Respiratory from December 1, 1998 to November 30, 2000.

(6) This stockholder received its shares as a finder's fee in connection with the sale of assets of Indiana Respiratory.

(7) These stockholders received their shares from us as part of a post-closing adjustment to the purchase price for substantially all of the assets of First Community Care, Inc. ("First Community Care") pursuant to an Agreement for Sale and Purchase of Assets and Restrictive Covenants dated as of April 29, 1998.

(8) Information as of March 26, 1999. These stockholders received their shares from us as part of post-closing adjustments to the purchase price in connection with our acquisition of Medicare Convalescent Aids of Pinellas, Inc. d/b/a Medaids pursuant to the Agreement and Plan of Reorganization dated as of February 10, 1998.

(9) Information as of March 26, 1999. These stockholders received their shares from us as part of post-closing adjustments to the purchase price in connection with our acquisition of Prime Medical Services, Inc. pursuant to the Agreement and Plan of Reorganization dated as of February 10, 1998.


TRANSACTIONS INVOLVING SELLING STOCKHOLDERS

     On September 25, 1998, we acquired substantially all of the assets of Accucare Medical Corporation, which operates a home respiratory care and durable medical equipment business in California. The purchase price for the assets and certain restrictive covenants agreed to by the seller and its stockholders was $3.5 million, less $646,500 in assumed liabilities, of which we paid $2,853,500 through the issuance of 142,419 shares of our Common Stock. The stockholders of Accucare are now offering their shares pursuant to this prospectus.


     On August 14, 1998, we acquired substantially all of the assets of American Oxygen Services of Tennessee, Inc., which operates a home respiratory care and durable medical equipment business in Florida and Tennessee. The purchase price for the assets was approximately $2.0 million. We paid this purchase price through the issuance of 61,061 shares of our Common Stock. The stockholders of American Oxygen are now offering their shares pursuant to this prospectus.

     On September 1, 1998, we acquired substantially all of the assets of Pinnacle Health Care, Inc., which operates a home respiratory care and durable medical equipment business in Florida. The purchase price for the assets and certain restrictive covenants agreed to by the seller and its shareholders was $223,000, all of which we paid in cash. In connection with this acquisition, our subsidiary entered into a management agreement with a subsidiary of Pinnacle, which operates two skilled nursing facilities in Louisiana, to manage the facilities. In consideration for the appointment of our subsidiary as a manager of these facilities, we issued to Mr. Scott, a principal owner of the Pinnacle subsidiary, 14,089 shares of our Common Stock, which he is now offering pursuant to this prospectus.


     On November 18, 1998, we acquired substantially all of the assets of Indiana Respiratory Care, Inc., which operates a home respiratory care and durable medical equipment business in Indiana. The purchase price for the assets and certain restrictive covenants agreed to by the seller and its stockholders was $1.2 million, of which we paid $1.0 million through the issuance of 77,894 shares of our Common Stock. The stockholders of Indiana Respiratory are now offering their shares pursuant to this prospectus.


     On April 30, 1998, we acquired substantially all of the assets of First Community Care, Inc., which operates a home respiratory and durable medical equipment business in New York. The purchase price for the assets and certain restrictive covenants agreed to by the seller and its stockholders was $8.6 million, of which we paid $2,282,000 through the issuance of 59,376 shares of our Common Stock. On September 18, 1998, pursuant to the agreement between the parties, we issued an additional 31,251 shares of our Common Stock to the stockholders of First Community Care as a post-closing purchase price adjustment. The stockholders of First Community Care are now offering their additional shares pursuant to this prospectus.


     On February 11, 1998, we acquired through merger all of the outstanding capital stock of Medicare Convalescent Aids of Pinellas, Inc. d/b/a Medaids, which operates a home respiratory and durable medical equipment business in Florida. We paid $2,480,000 of the $3.1 million merger consideration through the issuance of 83,057 shares of our Common Stock. In the first quarter of 1999, pursuant to the agreement between the parties, we issued an additional
115,009 shares of our Common Stock to the former stockholders of Medaids as post-closing purchase price adjustments. The former stockholders of Medaids are now offering their additional shares pursuant to this prospectus.

     On February 11, 1998, we acquired through merger all of the outstanding capital stock of Prime Medical Services, Inc., which operates a home respiratory and durable medical equipment business in the State of Florida. The merger consideration was $1.4 million, of which $1,174,000 was paid through the issuance of 39,319 shares of our common stock. In the first quarter of 1999, pursuant to the agreement between the parties, we issued an additional 47,989 shares of our Common Stock to the former shareholders of Prime Medical Services, Inc. The former stockholders of Prime Medical are now offering their additional shares pursuant to this prospectus.

                             PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the Selling Stockholders. We are paying all costs, expenses and fees in connection with the registration of the shares offered hereby. Brokerage commissions, if any, attributable to the sale of shares will be borne by the Selling Stockholders (or their donees and pledgees).

     Sales of shares may be effected from time to time in transactions (which may include block transactions) on the New York Stock Exchange, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. The Selling Stockholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

     The stockholders of Accucare, as a group, have agreed not to sell in excess of 75,000 shares of our Common Stock during any consecutive 30-day period. The former stockholders of Medaids, as a group, and the former stockholders of Prime Medical Services, Inc., as a group, have jointly agreed not to sell in excess of 30,000 shares of our Common Stock during any 30-day period. Each of the selling stockholders (except for the former stockholders of American Oxygen and Indiana Respiratory Care) has agreed that all sales of our Common Stock will be effected solely through Salomon Smith Barney, Inc. as broker. The stockholders of Indiana Respiratory Care, as a group, have agreed that all sales of their shares of our Common Stock will be effected solely through A.G. Edwards & Sons, Inc., as broker.

     Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of the Shares, such Selling Stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which Regulation would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits, with certain exceptions, any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

     The Selling Stockholders may be entitled under agreements entered into with us to indemnification against liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby have been passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. At April 1, 1999, partners of Fulbright & Jaworski L.L.P. owned an aggregate of 300 shares of Common Stock.

                                    EXPERTS


     The consolidated financial statements of Integrated Health Services, Inc. and subsidiaries as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference in this prospectus and elsewhere in the Registration Statement in reliance upon the report dated March 30, 1999 of KPMG LLP, independent certified public accountants, incorporated herein by reference to IHS' 1998 Annual Report on Form 10-K, and upon the authority of said firm as experts in accounting and auditing.


     The financial statements of RoTech Medical Corporation as of July 31, 1996 and 1997 and for each of the years in the three year period ended July 31, 1997 incorporated in this prospectus and in the Registration Statement by reference from IHS' Current Report on Form 8-K (dated October 21, 1997) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated September 18, 1997 (October 21, 1997 as to Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of selected facilities operated by Horizon/CMS Healthcare Corporation to be sold to Integrated Health Services, Inc. as of May 31, 1997 and 1996 and for each of the years in the two year period ended May
31, 1997 incorporated in this prospectus and in the Registration Statement by reference from IHS' Amendment No. 1 to Current Report on Form 8-K/A (dated December 31, 1997) have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which is incorporated herein by reference, and has been so incorporated in reliance upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the
Shares:



                                 ITEM                                       AMOUNT
                                 ----                                       ------
     Registration Fee - Securities and Exchange Commission ..........   $  1,534.00
     Legal, accounting and printing fees and expenses ...............      35,000.00*
     Miscellaneous ..................................................       3,766.00*
                                                                        ------------
        Total .......................................................    $ 40,000.00*
                                                                        ============

----------
* Estimated.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the General Corporation Law of the State of Delaware ("DGCL"), a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Third Restated Certificate of Incorporation, as amended, provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by the DGCL.

     Section 145 of the DGCL grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company's Third Restated Certificate of Incorporation, as amended, and By-laws, as amended, provide for indemnification of each officer and director of the Company to the fullest extent permitted by the DGCL. In addition, IHS has entered into indemnity agreements with its directors and executive officers, a form of which is included as Exhibit 10.72 to IHS's
Registration  Statement  on  Form  S-1,  No. 33-39339, effective March 31, 1992.
Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors' and officers' liability policy for such purposes.


     The agreements pursuant to which the Accucare Shares, the American Oxygen Shares, the Indiana Respiratory Shares, the Pinnacle Health Shares, the First Community Care Shares, the Medaids Shares and the Prime Medical Shares were issued (Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.7 and 2.8, respectively)
provide for indemnification by the sellers thereunder of the Company and its controlling persons, directors and officers for certain liabilities, including liabilities arising under the Securities Act.



ITEM 16. EXHIBITS.


 2.1      --   Agreement  for  Sale  and  Purchase  of  Assets  and  Restrictive
               Covenants  made as of  September  25, 1998 by and among  Accucare
               Medical Corporation,  Robert D. Walter,  Marcia Hendry-Walter and
               Paul Bernou,  Integrated of Garden  Terrace,  Inc. and Integrated
               Health Services, Inc.*

 2.2      --   Agreement  for Sale and  Purchase of Assets made as of August 14,
               1998 by and among American  Oxygen  Services of Tennessee,  Inc.,
               Timothy O. Bates, Michael Campbell,  Amerimed,  Healthcare, Inc.,
               IHS Acquisition XXVII, Inc. and Integrated Health Services, Inc.*

 2.3      --   Agreement  for  Sale  and  Purchase  of  Assets  and  Restrictive
               Covenants  made as of  November  18,  1998 by and  among  Indiana
               Respiratory Care, Inc., J. Bard Beesley,  Integrated of Westcliff
               Park, Inc. and Integrated Health Services, Inc.*

 2.4      --   Agreement  for  Sale  and  Purchase  of  Assets  and  Restrictive
               Covenants  made as of  September  1, 1998 by and  among  Pinnacle
               Health Care, Inc., Brad Levine,  Richard R. Rizzo, Harold Winters
               and Doug Shirley, and RoTech Oxygen and Medical Equipment, Inc.*

 2.5      --   Management  Agreement  made  and  entered  into  effective  as of
               September 1, 1998 by and between  Pinnacle  Health  Facilities of
               Louisiana, LLC and Integrated Health Services at Franklin, Inc.*

 2.6      --   Agreement  for  Sale  and  Purchase  of  Assets  and  Restrictive
               Covenants made as of April 29, 1998 by and among First  Community
               Care,  Inc.  ("Seller")  each of the holders of capital  stock of
               Seller,  Northeast Medical Equipment,  Inc. and Integrated Health
               Services, Inc. (1)

 2.7      --   Agreement  and Plan of Merger dated as of February 10, 1998 among
               Integrated  Health  Services,  Inc.  and RoTech  Oxygen & Medical
               Equipment,  Inc. and Medicare Convalescent Aids of Pinellas, Inc.
               d/b/a   Medaids   and  the   Shareholders   of  the   Constituent
               Corporations. (1)

 2.8      --   Agreement  and Plan of Merger dated as of February 10, 1998 among
               Integrated  Health  Services,  Inc.  and RoTech  Oxygen & Medical
               Equipment,   Inc.  and  Prime  Medical  Services,  Inc.  and  the
               Shareholders of the Constituent Corporations. (1)

 4.1      --   Third Restated Certificate of Incorporation, as amended. (2)

 4.2      --   Amendment to the Third  Restated  Certificate  of  Incorporation,
               dated May 26, 1995. (3)

 4.3      --   Certificate  of  Designation  of  Series A  Junior  Participating
               Cumulative Preferred Stock. (4)

 4.4      --   By-laws, as amended. (5)

  5       --   Opinion of Fulbright & Jaworski L.L.P.

23.1      --   Consent of KPMG LLP.

23.2      --   Consent of Deloitte & Touche LLP.

23.3      --   Consent of Arthur Andersen LLP

23.4      --   Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).

 24       --   Power of Attorney (included on signature page).*

 99       --   Certified Resolution.





----------
 *  Previously filed.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-3 (No. 333-59891).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3, No. 33-77754, effective June 29, 1994.

(3) Incorporated by reference to the Company's Registration Statement on Form S-4, No. 33-94130, effective September 15, 1995.

(4) Incorporated by reference to the Company's Current Report on Form 8-K dated September 27, 1995.

(5) Incorporated by reference the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3)  To  remove  from registration by means of a post-effective amendment
   any   of   the  securities  being  registered  which  remain  unsold  at  the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any
action,   suit   or  proceeding)  is  asserted  by  such  director,  officer  or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on May 11, 1999.



                            INTEGRATED HEALTH SERVICES, INC.




                            By:  /s/ ROBERT N. ELKINS*
                               ------------------------------------
                               Robert  N.  Elkins,  Chairman  of the Board,
                                President   and   Chief   Executive Officer



                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert N. Elkins and C. Taylor Pickett, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



            SIGNATURE                             TITLE                      DATE
            ---------                             -----                      ----
       /s/ ROBERT N. ELKINS*       Chairman of the Board, President     May 11, 1999
-----------------------------      and Chief Executive Officer
      (Robert N. Elkins)           (Principal Executive Officer)

      /s/ EDWIN M. CRAWFORD*       Director                             May 11, 1999
-----------------------------
     (Edwin M. Crawford)

       /s/ KENNETH M. MAZIK*       Director                             May 11, 1999
-----------------------------
      (Kenneth M. Mazik)

      /s/ ROBERT A. MITCHELL*      Director                             May 11, 1999
-----------------------------
     (Robert A. Mitchell)

  /s/ CHARLES W. NEWHALL, III*     Director                             May 11, 1999
-----------------------------
    (Charles W. Newhall, III)

    /s/ TIMOTHY F. NICHOLSON*      Director                             May 11, 1999
-----------------------------
     (Timothy F. Nicholson)


              SIGNATURE                               TITLE                       DATE
              ---------                               -----                       ----
     /s/ JOHN L. SILVERMAN*        Director                              May 11, 1999
-----------------------------
      (John L. Silverman)

     /s/ GEORGE H. STRONG*         Director                              May 11, 1999
-----------------------------
      (George H. Strong)

     /s/ C. TAYLOR PICKETT         Executive Vice President-             May 11, 1999
-----------------------------      Chief Financial Officer (Principal
      (C. Taylor Pickett)          Financial and Accounting Officer)


 *By: /s/ C. TAYLOR PICKETT
   -------------------------
       (C. Taylor Pickett)
        Attorney-in-fact


                               INDEX TO EXHIBITS


  EXHIBIT
    NO.                                              DESCRIPTION                                     PAGE NO.
    ---                                              -----------                                     --------
   2.1      --   Agreement  for Sale and  Purchase  of  Assets  and  Restrictive
                 Covenants  made as of September 25, 1998 by and among  Accucare
                 Medical Corporation, Robert D. Walter, Marcia Hendry-Walter and
                 Paul Bernou,  Integrated of Garden Terrace, Inc. and Integrated
                 Health Services, Inc.*

   2.2      --   Agreement for Sale and Purchase of Assets made as of August 14,
                 1998 by and among American Oxygen Services of Tennessee,  Inc.,
                 Timothy O. Bates, Michael Campbell, Amerimed, Healthcare, Inc.,
                 IHS Acquisition  XXVII,  Inc. and Integrated  Health  Services,
                 Inc.*

   2.3      --   Agreement  for Sale and  Purchase  of  Assets  and  Restrictive
                 Covenants  made as of November  18,  1998 by and among  Indiana
                 Respiratory   Care,  Inc.,  J.  Bard  Beesley,   Integrated  of
                 Westcliff Park, Inc. and Integrated Health Services, Inc.*

   2.4      --   Agreement  for Sale and  Purchase  of  Assets  and  Restrictive
                 Covenants  made as of September  1, 1998 by and among  Pinnacle
                 Health  Care,  Inc.,  Brad  Levine,  Richard R.  Rizzo,  Harold
                 Winters  and  Doug  Shirley,  and  RoTech  Oxygen  and  Medical
                 Equipment, Inc.*

   2.5      --   Management  Agreement  made and entered  into  effective  as of
                 September 1, 1998 by and between Pinnacle Health  Facilities of
                 Louisiana,  LLC and  Integrated  Health  Services at  Franklin,
                 Inc.*

   2.6      --   Agreement  for Sale and  Purchase  of  Assets  and  Restrictive
                 Covenants  made  as of  April  29,  1998  by  and  among  First
                 Community Care, Inc.  ("Seller") each of the holders of capital
                 stock  of  Seller,   Northeast  Medical  Equipment,   Inc.  and
                 Integrated Health Services, Inc. (1)

   2.7      --   Agreement  and Plan of Merger  dated as of  February  10,  1998 among  Integrated  Health  Services,  Inc. and RoTech  Oxygen &
                 Medical  Equipment,  Inc.  and  Medicare  Convalescent  Aids of
                 Pinellas,  Inc.  d/b/a  Medaids  and  the  Shareholders  of the
                 Constituent Corporations. (1)

   2.8      --   Agreement  and Plan of Merger  dated as of  February  10,  1998 among  Integrated  Health  Services,  Inc. and RoTech  Oxygen &
                 Medical  Equipment,  Inc. and Prime Medical Services,  Inc. and
                 the Shareholders of the Constituent Corporations. (1)

   4.1      --   Third Restated Certificate of Incorporation, as amended. (2)

   4.2      --   Amendment to the Third Restated  Certificate of  Incorporation,
                 dated May 26, 1995. (3)

   4.3      --   Certificate  of  Designation  of Series A Junior  Participating
                 Cumulative Preferred Stock. (4)

   4.4      --   By-laws, as amended. (5)

    5       --   Opinion of Fulbright & Jaworski L.L.P.

  23.1      --   Consent of KPMG LLP.

  23.2      --   Consent of Deloitte & Touche LLP.

  23.3      --   Consent of Arthur Andersen LLP

  23.4      --   Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).

   24       --   Power of Attorney (included on signature page).*

   99       --   Certified Resolution.

----------



 * Previously filed.

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-3 (No. 333-59891).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3, No. 33-77754, effective June 29, 1994.

(3) Incorporated by reference to the Company's Registration Statement on Form S-4, No. 33-94130, effective September 15, 1995.

(4) Incorporated by reference to the Company's Current Report on Form 8-K dated September 27, 1995.

(5) Incorporated by reference the Company's Annual Report on Form 10-K for the year ended December 31, 1997.